082-03818

GRUPO
HERDEZ

07028008

November 05, 2007.

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to september 30, 2007 and 2006. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

Octubre 27 del 2007.

GRUPO
HERDEZ.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 3er. trimestre del 2007 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,538,449	100	4,730,114	100
s02	CURRENT ASSETS	2,174,133	48	2,181,403	46
s03	CASH AND SHORT-TERM INVESTMENTS	82,186	2	141,410	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	789,207	17	744,555	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	206,169	5	251,266	5
s06	INVENTORIES	1,093,482	24	1,020,445	22
s07	OTHER CURRENT ASSETS	3,089	0	23,727	1
s08	LONG-TERM	88,215	2	108,724	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	88,215	2	108,724	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,891,766	42	2,095,896	44
s13	LAND AND BUILDINGS	978,821	22	1,022,736	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,681,601	37	1,770,763	37
s15	OTHER EQUIPMENT	442,985	10	443,447	9
s16	ACCUMULATED DEPRECIATION	1,320,325	29	1,279,936	27
s17	CONSTRUCTION IN PROGRESS	108,684	2	138,886	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	325,739	7	319,995	7
s19	OTHER ASSETS	58,596	1	24,096	1
s20	TOTAL LIABILITIES	1,911,842	100	1,737,915	100
s21	CURRENT LIABILITIES	1,156,756	61	897,127	52
s22	SUPPLIERS	437,252	23	368,480	21
s23	BANK LOANS	416,108	22	269,481	16
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	130,329	7	38,771	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	173,067	9	220,395	13
s27	LONG-TERM LIABILITIES	591,012	31	655,090	38
s28	BANK LOANS	591,012	31	655,090	38
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	164,074	9	185,698	11
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,626,607	100	2,992,199	100
s34	MINORITY INTEREST	691,280	26	699,646	23
s35	MAJORITY INTEREST	1,935,327	74	2,292,553	77
s36	CONTRIBUTED CAPITAL	1,164,972	44	1,168,964	39
s79	CAPITAL STOCK	947,314	36	951,305	32
s39	PREMIUM ON ISSUANCE OF SHARES	217,658	8	217,659	7
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	770,355	29	1,123,589	38
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,348,922	127	3,530,929	118
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,578,567)	(98)	(2,407,340)	(80)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	82,186	100	141,410	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	82,186	100	141,410	100
s07	OTHER CURRENT ASSETS	3,089	100	23,727	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,089	100	23,727	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	325,739	100	319,995	100
s48	DEFERRED EXPENSES (NET)	232,336	71	226,812	71
s49	GOODWILL	93,403	29	93,183	29
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	58,596	100	24,096	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	10	6,358	26
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	52,470	90	17,738	74
s21	CURRENT LIABILITIES	1,156,756	100	897,127	100
s52	FOREIGN CURRENCY LIABILITIES	91,320	8	86,156	10
s53	MEXICAN PESOS LIABILITIES	1,065,436	92	810,971	90
s26	OTHER CURRENT LIABILITIES WITHOUT COST	173,067	100	220,395	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	7,931	5	9,698	4
s68	PROVISIONS	48,179	28	92,294	42
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	116,957	68	118,403	54
s27	LONG-TERM LIABILITIES	591,012	100	655,090	100
s59	FOREIGN CURRENCY LIABILITIES	36,401	6	114,690	18
s60	MEXICAN PESOS LIABILITIES	554,611	94	540,400	82
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	164,074	100	185,698	100
s66	DEFERRED TAXES	137,337	84	163,981	88
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	26,737	16	21,717	12
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	947,314	100	951,305	100
s37	CAPITAL STOCK (NOMINAL)	428,468	45	428,357	45
s38	RESTATEMENT OF CAPITAL STOCK	518,846	55	522,948	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,348,922	100	3,530,929	100
s93	LEGAL RESERVE	128,558	4	111,719	3
s43	RESERVE FOR REPURCHASE OF SHARES	223,615	7	220,266	6
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,775,313	83	2,957,067	84
s45	NET INCOME FOR THE YEAR	221,436	7	241,877	7
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,578,567)	100	(2,407,340)	100
s70	ACCUMULATED MONETARY RESULT	(2,578,567)	100	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(2,407,340)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,017,377	1,284,276
s73	PENSIONS AND SENIORITY PREMIUMS	65,978	50,515
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,560	2,652
s76	WORKERS (*)	2,317	2,625
s77	OUTSTANDING SHARES (*)	428,195,363	428,084,763
s78	REPURCHASED SHARES (*)	3,804,637	3,915,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	4,617,285	100	4,456,007	100
r02	COST OF SALES	2,739,269	59	2,627,018	59
r03	GROSS PROFIT	1,878,016	41	1,828,989	41
r04	GENERAL EXPENSES	1,259,942	27	1,209,342	27
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	618,074	13	619,647	14
r08	OTHER INCOME AND (EXPENSE), NET	(6,112)	0	(8,871)	0
r06	COMPREHENSIVE FINANCING RESULT	(68,044)	(1)	(67,720)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	11,734	0	11,839	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	555,652	12	554,895	12
r10	INCOME TAXES	134,548	3	160,999	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	421,104	9	393,896	9
r14	DISCONTINUED OPERATIONS	(47,082)	(1)	(11,154)	0
r18	NET CONSOLIDATED INCOME	374,022	8	382,742	9
r19	NET INCOME OF MINORITY INTEREST	152,586	3	140,865	3
r20	NET INCOME OF MAJORITY INTEREST	221,436	5	241,877	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	4,617,285	100	4,456,007	100
r21	DOMESTIC	4,297,763	93	4,042,462	91
r22	FOREIGN	319,522	7	413,545	9
r23	TRANSLATED INTO DOLLARS (***)	29,022	1	36,613	1
r08	OTHER INCOME AND (EXPENSE), NET	(6,112)	100	(8,871)	100
r49	OTHER INCOME AND (EXPENSE), NET	3,503	(57)	(2,345)	26
r34	EMPLOYEES' PROFIT SHARING EXPENSES	9,615	(157)	6,526	(74)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(68,044)	100	(67,720)	100
r24	INTEREST EXPENSE	87,332	(128)	82,080	(121)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	4,896	(7)	10,356	(15)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,976	(3)	(6,123)	9
r28	RESULT FROM MONETARY POSITION	12,416	(18)	10,127	(15)
r10	INCOME TAXES	134,548	100	160,999	100
r32	INCOME TAX	160,178	119	207,216	129
r33	DEFERRED INCOME TAX	(25,630)	(19)	(46,217)	(29)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	5,745,950	5,587,365
r37	TAX RESULT FOR THE YEAR	572,064	740,056
r38	NET SALES (**)	6,417,059	6,210,677
r39	OPERATING INCOME (**)	906,519	857,484
r40	NET INCOME OF MAJORITY INTEREST (**)	319,744	346,812
r41	NET CONSOLIDATED INCOME (**)	542,591	564,185
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	93,137	95,939

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,646,641	100	1,488,782	100
rt02	COST OF SALES	1,010,656	61	902,192	61
rt03	GROSS PROFIT	635,985	39	586,590	39
rt04	GENERAL EXPENSES	445,334	27	414,424	28
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	190,651	12	172,166	12
rt08	OTHER INCOME AND (EXPENSE), NET	(410)	0	(6,173)	0
rt06	COMPREHENSIVE FINANCING RESULT	(18,374)	(1)	(11,246)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,920	0	5,528	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	176,787	11	160,275	11
rt10	INCOME TAXES	34,364	2	38,120	3
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	142,423	9	122,155	8
rt14	DISCONTINUED OPERATIONS	(47,082)	(3)	(11,153)	(1)
rt18	NET CONSOLIDATED INCOME	95,341	6	111,002	7
rt19	NET INCOME OF MINORITY INTEREST	49,008	3	39,943	3
rt20	NET INCOME OF MAJORITY INTEREST	46,333	3	71,059	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,646,641	100	1,488,782	100
rt21	DOMESTIC	1,564,186	95	1,355,739	91
rt22	FOREIGN	82,455	5	133,043	9
rt23	TRANSLATED INTO DOLLARS (***)	7,571	0	11,731	1
rt08	OTHER INCOME AND (EXPENSE), NET	(410)	100	(6,173)	100
rt49	OTHER INCOME AND(EXPENSE), NET	(3,771)	920	(1,474)	24
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	(3,361)	820	4,699	(76)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(18,374)	100	(11,246)	100
rt24	INTEREST EXPENSE	29,163	(159)	24,388	(217)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	995	(5)	2,680	(24)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(51)	0	3,397	(30)
rt28	RESULT FROM MONETARY POSITION	9,845	(54)	7,065	(63)
rt10	INCOME TAXES	34,364	100	38,120	100
rt32	INCOME TAX	45,224	132	84,612	222
rt33	DEFERRED INCOME TAX	(10,860)	(32)	(46,492)	(122)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	29,350	32,015

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	374,022	382,742
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	108,601	51,126
c03	RESOURCES FROM NET INCOME FOR THE YEAR	482,623	433,868
c04	RESOURCES PROVIDED OR USED IN OPERATION	(83,169)	63,197
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	399,454	497,065
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(125,433)	(165,115)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(213,737)	(146,846)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(339,170)	(311,961)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(50,250)	(78,369)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	10,034	106,735
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	72,152	34,675
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	82,186	141,410

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	108,601	51,126
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	93,137	95,940
c41	+ (-) OTHER ITEMS	15,464	(44,814)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(83,169)	63,197
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	161,149	166,864
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(302,548)	(135,587)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	100,471	51,311
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,619)	17,700
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(40,622)	(37,091)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(125,433)	(165,115)
c23	+ BANK FINANCING	87,304	(165,115)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(212,737)	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(213,737)	(146,846)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(215,119)	(115,227)
c32	+ PREMIUM ON ISSUANCE OF SHARES	1,382	(31,619)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(50,250)	(78,369)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(30,047)	(11,736)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(20,203)	(66,633)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ   QUARTER: 3   YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.75		$ 0.81	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.41		$ 1.48	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ (0.11)		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 4.52		$ 5.36	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.25		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.24	times	1.82	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.62	times	12.04	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	8.10	%	8.58	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	16.52	%	15.12	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.95	%	11.92	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.31	%	2.64	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.41	times	1.31	times
p07	NET SALES TO FIXED ASSETS (**)	3.39	times	2.96	times
p08	INVENTORIES TURNOVER (**)	3.84	times	3.88	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40.13	days	39.22	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.08	%	10.27	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.12	%	36.74	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.72	times	0.58	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.68	%	11.55	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.24	%	31.25	%
p15	OPERATING INCOME TO INTEREST PAID	7.07	times	7.54	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.35	times	3.57	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.87	times	2.43	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	1.29	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.13	times	1.25	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.10	%	15.76	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.45	%	9.73	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.80)	%	1.41	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	4.57	times	6.05	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	36.98	%	52.92	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	63.01	%	47.07	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	59.79	%	14.97	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Octubre 25, 2007

Estimados Consejeros

Durante el tercer trimestre del presente año, las ventas del Grupo aumentaron 5.5% y 10.6% en toneladas y valores, respectivamente. Destaca el buen desempeño de las ventas nacionales en todos los segmentos al registrar un crecimiento de 15.4% en valores.

Las exportaciones bajaron debido a la continua optimización en el uso del capital de trabajo que nuestros socios en Estados Unidos están llevando a cabo, sin embargo, las ventas a los clientes finales no se vieron afectadas, incluso aumentaron.

Las ventas netas totales alcanzaron $1,646.6 millones mientras que la utilidad bruta creció 8.4%. Los gastos de operación se redujeron en 0.8 puntos originando que la utilidad de operación y el flujo EBITDA crecieran 10.7% y 7.1%, respectivamente.

La utilidad consolidada antes de partidas extraordinarias se incrementó 16.6% al pasar de $122.2 a $142.4 millones. En el trimestre, registramos un cargo a resultados por $47.1 millones por operaciones discontinuadas, principalmente por la venta del negocio de sardina Yavaros y por el traslado de la línea de producción de Ensenada a San Luis Potosí. Derivado de este cargo que en su mayoría no requirió recursos en efectivo, la utilidad neta mayoritaria pasó de $71.1 a $46.3 millones en el periodo.

Durante los primeros nueve meses del año, las ventas netas crecieron 3.6% alcanzando $4,617.3 millones y destacando el desempeño nacional. El margen de utilidad bruta presentó una disminución marginal mientras que los gastos de operación con relación a ventas aumentaron ligeramente, ocasionando que la utilidad de operación y el flujo EBITDA se mantuvieran prácticamente constantes.

La utilidad consolidada antes de partidas extraordinarias se incrementó 6.9% al pasar de $393.9 a $421.1 millones, mientras que el cargo por operaciones discontinuadas afectó la utilidad neta, misma que disminuyó 8.4%.

La situación financiera de la compañía se mantiene sana y flexible, la deuda bancaria neta asciende a $925.0 millones, menos de una vez el flujo EBITDA consolidado de los últimos doce meses.

Sin lugar a dudas, uno de los mayores retos que enfrentaremos en los siguientes meses es el constante incremento en nuestras materias primas, como granos y aceites vegetales por la creciente demanda de bio-combustibles, así como en los materiales de empaque por el componente energético.

Las presiones en los costos de producción serán paulatinamente compensadas a través de una política comercial firme, así como por mayores eficiencias en nuestras operaciones.

El traslado de las líneas de Ensenada a SLP contribuye a este objetivo, mientras que el acuerdo para vender los activos de Yavaros, también ayuda a enfocar nuestros

recursos en actividades estratégicas para el Grupo. Estoy seguro que al concretarse esta transacción con Grupo Pando, Yavaros explotará su potencial de crecimiento.

Hemos concluido la parte medular del acuerdo que anunciamos en mayo con Grupo Kuo para crear una alianza estratégica entre sus negocios de alimentos de marca y nuestras empresas Herdez. Por la magnitud de esta operación, esperamos concretarla hacia finales de año previa autorización de las autoridades correspondientes.

Si bien el futuro presenta retos importantes, con estas actividades y alianzas estratégicas, Grupo Herdez avanza en la dirección correcta para consolidarse como líder en nuestra industria y como un extraordinario participante en el mercado americano.

A t e n t a m e n t e

Héctor Hernández-Pons Torres
Presidente y Director General

GRUPO HERDEZ.

October 25, 2007

Dear Board Members:

In the third quarter of the current year, the Group's sales rose 5.5% and 10.6% in volume and value, respectively. The favorable performance of domestic sales was notable in all segments, registering a 15.4% increase in value.

Exports were lower due to the continued optimization of working capital that our partners in the United States are undertaking; nonetheless, sales to end clients were not affected, and even rose.

Net sales totaled $1,646.6 million, while gross profit increased 8.4%. Operating expenses decreased by 0.8 points due to the increases in operating income and EBITDA of 10.7% and 7.1%, respectively.

Consolidated income before extraordinary items rose 16.6% from $122.2 to $142.4 million. In the quarter, we registered a $47.1 million charge to results for discontinued operations, primarily for the sale of the Yavaros sardine business and for the transfer of the production lines from Ensenada to San Luis Potosí. Because the majority of this charge did not require cash resources, net majority income went from $71.1 to $46.3 million in the period.

In the first nine months of the year, net sales grew 3.6% to $4,617.3 million, with outstanding domestic performance. Gross margin declined marginally, while operating expenses as a percentage of sales increased slightly, leading to practically unchanged operating income and EBITDA.

Net consolidated income before extraordinary items increased 6.9% from $393.9 to $421.1 million, while the charge for discontinued operations affected the net income, which declined 8.4%.

The company's financial situation remains healthy and flexible, with bank debt totaling $925.0 million, less than one time consolidated EBITDA for the last twelve months.

Without doubt, one of the greatest challenges we will face in the coming months is the continued increase in our raw materials such as grains and vegetable oils due to growing demand for bio-fuels, as well as in packaging materials due to the energy component.

The pressures on production costs will gradually be offset by a firm commercial policy as well as by better efficiencies in our operations.

The transfer of the Ensenada lines to SLP contributes to this objective, while the agreement to sell the Yavaros assets also helps to focus our resources on the Group's strategic activities. I am certain that in completing this transaction with Grupo Pando, Yavaros will exploit its growth potential.

We have concluded the fundamental part of the agreement we announced in May with Grupo Kuo to create a strategic alliance between their branded food businesses and our Herdez companies. Given the magnitude of this transaction, we hope to complete it towards year end prior to the authorization of the corresponding authorities.

Although the future presents important challenges, with these activities and strategic alliances Grupo Herdez is advancing in the right direction to consolidate leadership in our industry and as an extraordinary participant in the American market.

Sincerely,

Héctor Hernández-Pons Torres
Chairman and Chief Executive Officer

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MEXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MEXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V., HERMARCAS, S.A. DE C.V. Y HERDEZ MARCAS, S.L.

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL ULTIMO EJERCICIO.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE SEPTIEMBRE DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 30 DE JUNIO DE 2007 Y DE 2006, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.

LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 30 DE SEPTIEMBRE DE 2007 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros
INMUEBLES	383,042	89,661	293,381	366,370	189,630	470,121
MAQUINARIA	860,544	355,928	504,616	821,057	473,872	851,801
EQ.TRANSP.	46,913	25,348	21,565	38,999	34,217	26,347
EQ.OFNA.	46,171	23,498	22,673	34,699	30,112	27,260
EQ.COMPUTO	62,024	49,666	12,358	16,495	16,881	11,972
EQ. DE PESCA	191,309	25,361	165,948	1,465	5,136	162,277
OTROS	3,960	846	3,114	950	169	3,895
TOTAL	1,593,963	570,308	1,023,655	1,280,035	750,017	1,553,673

Activos No Depreciables

TERRENOS	68,217		68,217	161,192		229,409
CONSTRUCC. EN PROCESO	108,684		108,684			108,684
TOTAL	176,901		176,901	161,192		338,093
TOTAL	1,770,864	570,308	1,200,556	1,441,227	750,017	1,891,766

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,468	518,846	947,314
PRIMA EN VENTA DE ACCIONES	43,572	174,086	217,658
RESERVA LEGAL	75,100	53,458	128,558
RESULTADOS ACUMULADOS	1,664,381	1,110,932	2,775,313
RVA P/ ADQUIS DE ACCS PROP	44,789	178,825	223,614
EXC (INSUF) EN LA ACT DEL CAP		(2,578,567)	(2,578,567)
RESULTADO DEL EJERCICIO	221,436	0	221,436
TOTAL	2,477,746	(542,420)	1,935,326

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2007 LA COMPAÑÍA VENDIÓ 483,000 ACCIONES A UN PRECIO PROMEDIO DE $14.29 Y REALIZÓ RECOMPRAS A UN PRECIO PROMEDIO DE $14.20

NOTA 7. RESULTADO INTEGRAL DE FINANCIAMIENTO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	87,332
INTERESES GANADOS	4,896
UTILIDAD (PÉRDIDA)CAMBIARIA	1,995
RESULTADO POR POSICIÓN MONETARIA	12,416
TOTAL	(68,044)

NOTA 8. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 30 DE SEPTIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(25,630)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	137,337

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
OCT-06	27,567	27,567	1.0334	28,488	28,488
NOV-06	29,633	57,200	1.0280	30,463	58,950
DIC-06	39,153	96,353	1.0220	40,014	98,965
ENE-07	23,468	119,821	1.0168	23,862	122,827
FEB-07	23,498	143,319	1.0140	23,827	146,654
MAR-07	36,799	180,118	1.0118	37,233	183,887
ABR-06	21,387	201,505	1.0124	21,652	205,539
MAY-06	29,462	230,967	1.0173	29,971	235,511
JUN-06	42,305	273,272	1.0161	42,986	278,497
JUL-06	17,423	290,695	1.0118	17,629	296,126
AGO-06	20,398	311,093	1.0077	20,555	316,681
SEP-06	3,063	314,156	1.0000	3,063	319,744

AL 30 DE SEPTIEMBRE DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	4,750	2,339	7,089
PASIVOS MONETARIOS	11,696	0	11,696
POSICIÓN NETA	(6,946)	2,339	(4,607)

AL 30 DE SEPTIEMBRE DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	4,353
MAQUINARIA Y EQUIPO	119,963
TOTAL	124,316

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	4,297,763	319,522	4,617,285

UTILIDAD (PÉRDIDA) DE OPERACIÓN	575,302	42,772	618,074
UTILIDAD NETA	206,112	15,324	221,436
DEPRECIACIÓN Y AMORTIZACIÓN	86,692	6,445	93,137
EBITDA	661,994	49,217	711,211
ACTIVOS TOTALES	4,224,383	314,066	4,538,449
PASIVOS TOTALES	1,779,540	132,302	1,911,842

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					88,215
TOTAL				0	88,215

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
INSURSA	NOT APPLIED		16/10/2007	8.35	3,500	0	0	0	0	0						
INSURSA	NOT APPLIED		16/10/2007	8.35	40,000	0	0	0	0	0						
INSURSA1	NOT APPLIED		01/09/2008	11.08	20,000	0	0	0	0	0						
INSURSA	NOT APPLIED		01/09/2008	11.08	4,000	0	0	0	0	0						
INSURSA2	NOT APPLIED		01/09/2008	10.20	14,000	0	0	0	0	0						
BANCOMER	NOT APPLIED		30/06/2008	9.70	18,889	0	0	0	0	0						
BANCOMER	NOT APPLIED		30/08/2008	8.45	50,000	0	0	0	0	0						
BANCOMER	NOT APPLIED		27/09/2008	8.35	33,334	0	0	0	0	0						
BANCOMER	NOT APPLIED		01/08/2008	8.45	25,000	0	0	0	0	0						
BANAMEX	NOT APPLIED		22/09/2008	9.75	25,000	0	0	0	0	0						
BANCOMEXT2	NOT APPLIED		18/09/2008	9.95	43,333	0	0	0	0	0						
SCOTIABANK INVERLAT1	NOT APPLIED		30/09/2008	8.31	31,250	0	0	0	0	0						
SCOTIABANK INVERLAT1	NOT APPLIED		28/09/2007	8.15	25,000	0	0	0	0	0						
SCOTIABANK INVERLAT	NOT APPLIED		26/10/2007	8.15	10,000	0	0	0	0	0						
INSURSA	NOT APPLIED		01/12/2010	11.06	0	0	0	49,000	0	0						
BANCOMER	NOT APPLIED		31/03/2010	9.70	0	0	0	37,777	0	0						
BANAMEX	NOT APPLIED		22/12/2010	9.75	0	0	0	56,250	0	0						
BANCOMEXT2	NOT APPLIED		18/03/2009	9.95	0	0	21,667	0	0	0						
INSURSA	NOT APPLIED		01/12/2010	10.98	0	0	0	100,000	0	0						
INSURSA1	NOT APPLIED		01/12/2010	11.08	0	0	0	25,000	0	0						
BANCOMER	NOT APPLIED		01/12/2010	8.45	0	0	0	112,500	0	0						
INSURSA	NOT APPLIED		01/12/2010	11.08	0	0	0	10,000	0	0						
INSURSA2	NOT APPLIED		01/12/2010	10.20	0	0	0	19,500	0	0						
BANCOMER	NOT APPLIED		27/09/2010	8.35	0	0	0	66,667	0	0						
BANCOMER	NOT APPLIED		01/11/2010	8.45	0	0	0	56,250	0	0						
BANCOMEXT	NOT		20/12/2007	6.77							72,802	0	0	0	0	0
BANCOMEXT	NOT		19/12/2008	6.77							0	0	36,401	0	0	0
OTHER																
TOTAL BANKS					343,306	0	21,667	532,944	0	0	72,802	0	36,401	0	0	0

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS PROVEEDORES	NOT APPLIED				420,022	0	0	0	0	0						
	NOT APPLIED				0	0	0	0	0	0						
VARIOS PROVEEDORES	NOT										17,230	0	0	0	0	0
TOTAL SUPPLIERS					420,022	0	0	0	0	0	17,230	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				171,779	0	0	0	0	0						
VARIOS	NOT										1,288	0	0	0	0	0
TOTAL					171,779	0	0	0	0	0	1,288	0	0	0	0	0
TOTAL GENERAL					935,107	0	21,887	532,944	0	0	91,320	0	38,401	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,750	51,871	2,339	25,547	77,418
LIABILITIES POSITION	11,695	127,721	0	0	127,721
SHORT-TERM LIABILITIES POSITION	8,362	91,320	0	0	91,320
LONG-TERM LIABILITIES POSITION	3,333	36,401	0	0	36,401
NET BALANCE	(6,945)	(75,850)	2,339	25,547	(50,303)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,615,611	3,548,921	383,310	0.00	1,978
FEBRUARY	3,083,217	3,472,924	389,707	0.01	1,065
MARCH	3,130,473	3,505,768	375,294	0.01	798
APRIL	3,073,801	3,447,407	373,606	0.01	(227)
MAY	3,019,464	3,426,652	407,188	(0.01)	(2,019)
JUNE	3,375,224	3,850,146	474,922	0.01	577
JULY	3,292,251	3,877,024	584,774	0.01	2,486
AUGUST	3,340,513	3,957,054	616,540	0.01	2,496
SEPTEMBER	3,290,367	3,882,765	592,398	0.01	4,496
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	766
TOTAL					12,416

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	13,006	2,356,268	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	3,886	504,406	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	2,722	409,358	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	1,661	470,094	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	7,724	485,113	0.0	BARILLA	ISSSTE
VARIOS	102	72,524	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	2,360	287,336	0.0		
JUGOS FRUTAS Y POSTR	43	6,307	0.0		
VEGETALES	217	19,325	0.0		
MARISCOS Y CARNES	26	5,447	0.0		
VARIOS	19	1,107	0.0		
TOTAL		4,617,285			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	2,360	287,336	USA	HERDEZ	
JUGOS FRUTAS Y POSTR	43	6,307	CANADA	DOÑA MARIA	
VEGETALES	217	19,325	CENTROAMERICA	MCCORMICK	
MARISCOS Y CARNES	26	5,447			
VARIOS	19	1,107			
FOREIGN SUBSIDIARIES					

TOTAL	319,522	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	384,995,363	278,091,872	150,103,491	43,227	385,241
TOTAL			43,200,000	384,995,363	278,091,872	150,103,491	43,227	385,241

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,195,363

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICABLE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

NO APLICABLE

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS